

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2010

Robert N. Shuster
Chief Financial Officer
Independent Bank Corporation
230 West Main Street
Ionia, MI 48846

> **Re:** **Independent Bank Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 5, 2010**
> **File No. 333-164546**

Dear Mr. Shuster:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-4

General

1.	Please revise to clarify whether you have commenced the offer. We note that you have included the expiration dates for the Early Tender Premium Value period and for the offer, but you have filed only a draft letter of transmittal. If the offer has commenced, please file a final version of the letter of transmittal. If you have not yet commenced the offer, then revise to state that the offer has not yet commenced and include the expiration dates only when you have actually commenced. Please ensure that the offer is open for twenty full business days from the date that you actually commence and that at least ten business days remain in the offer after the expiration of the Early Tender Premium Value Period.

2. Please include a Recent Developments section in the forepart of the prospectus to update the financial information for any material changes in your financial condition, results of operations and performance, capital and asset quality ratios that have occurred during the first quarter of 2010.

3. We note your disclosures in the Risk Factors section and elsewhere regarding the expected nonparticipation in the exchange offers by the holders of three of the four classes of trust preferred securities. Please include this information prominently in the Questions and Answers and Summary sections of the prospectus as well as the fact that nearly 80% of the IBC Capital Finance II securities must be exchanged in order for you to meet one of the conditions to conversion of the Series B Convertible Preferred Stock to be issued to Treasury. Please also expand upon the basis for your belief that the holders will not participate.

4. We note your projection on page 42 that if all of your capital plan initiatives were to occur, your current shareholders would most likely own less than 5% of your outstanding common stock. Please include this information in the summary where you discuss your capital plan.

Unaudited Pro Forma Financial Information, page 31

5. Please revise the following footnotes to the Pro Forma Consolidated Balance Sheets on page 33, for the low range alternative, and on page 35, for the high range alternative, as follows:

- Include in footnote (2), a tabular summary that shows how the various individual adjustments related to the Trust Preferred Exchange Offers resulted in the $11 million increase in common stock and reconcile the adjustments to the $12.65 million of net aggregate principal of the outstanding trust preferred securities stated in the footnote.

- Disclose in footnote (7) the total number and fair value of the newly issued shares and how they were determined or refer to related disclosure included elsewhere.

- Provide in footnote (8) a summary that shows how the $1.530 million decrease to accumulated deficit was determined and provide a cross-reference to related footnote (5) on pages 38 and 40 regarding the related income statement effect of the transaction.

6.   Please revise the following footnotes to the Pro Forma Consolidated Statements of Operations on page 38, for the low range alternative, and on page 40, for the high range alternative, as follows:

- Disclose in footnote (3) the interest rate used to record the $1.1 million reduction in interest rate and how it was determined.

- Provide in footnote (5) a discussion as to how the one-time gain of $1.5 million was determined and provide a cross reference to related disclosure in footnote (8) of the pro forma balance sheets.

Capitalization, page 41

7.   Please revise the table to delete footnote (4) and the "CPP Conversion" column on page 40 for the low range alternative and on page 42 for the high range alternative considering the Company is not able to compel the conversion of the Series B Convertible Preferred Stock into common shares in the near future. Refer to the second paragraph of the "Unaudited Pro Forma Information" section on page 31.

Material Federal U.S. Income Tax Consequences, page 134

8.   We note that the assumptions that the trusts are grantor trusts and that the underlying debentures are indebtedness of Independent Bank Corporation are based on opinions of counsel delivered in connection with the original issuance of the securities. Please indicate that those opinions have been filed as exhibits to the registration statement.

9.   Please tell us why the opinion of counsel relating to the securities issued by IBC Capital Finance II has not been filed.

Exhibit 5.1

10.   Please remove the qualification regarding the common shares having been "duly issued" in the fourth paragraph.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Attorney Advisor

cc: (facsimile only)

Kimberly A. Baber
Varnum LLP